Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), for the quarter and year ended March 31, 2021 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2021.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the audited interim condensed consolidated financial statements for the three months and year ended March 31, 2021. This responsibility includes preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Consolidated Financial Results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACN2671

Annexure to Auditors’ Report

List of Entities:

  Infosys Technologies (China) Co. Limited
  Infosys Technologies S. de R. L. de C. V.
  Infosys Technologies (Sweden) AB.
  Infosys Technologies (Shanghai) Company Limited
  Infosys Tecnologia DO Brasil LTDA. (effective October 01, 2019, merged into Infosys Consulting Ltda.)
  Infosys Nova Holdings LLC.
  EdgeVerve Systems Limited
  Infosys Austria GmbH
  Skava Systems Private Limited (Under Liquidation)
  Kallidus Inc. (Liquidated effective March 9, 2021)
  Infosys Chile SpA
  Infosys Arabia Limited
  Infosys Consulting Ltda.
  Infosys CIS LLC (Liquidated effective January 28, 2021)
  Infosys Luxembourg SARL
  Infosys Americas Inc.
  Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (Liquidated effective November 17, 2019)
  Infosys Public Services, Inc.
  Infosys Canada Public Services Inc.
  Infosys BPM Limited
  Infosys (Czech Republic) Limited s.r.o.
  Infosys Poland Sp Z.o.o
  Infosys McCamish Systems LLC
  Portland Group Pty Ltd
  Infosys BPO Americas LLC.
  Infosys Consulting Holding AG
  Infosys Management Consulting Pty Limited
  Infosys Consulting AG
  Infosys Consulting GmbH
  Infosys Consulting S.R.L, Romania
  Infosys Consulting SAS
  Infosys Consulting s.r.o. (Under Liquidation)
  Infosys Consulting (Shanghai) Co., Ltd. (formerly Lodestone Management Consultants Co., Ltd)
  Infy Consulting Company Limited
  Infy Consulting B.V.
  Infosys Consulting Sp. Z.o.o (merged with Infosys Poland Sp Z.o.o effective October 21, 2020)
  Lodestone Management Consultants Portugal, Unipessoal, Lda.(liquidated effective November 19, 2020)
  Infosys Consulting S.R.L, Argentina
  Infosys Consulting (Belgium) NV
  Panaya Inc.
  Panaya GmbH
  Panaya Limited.
  Panaya Japan Co. Ltd (liquidated effective October 31, 2019)
  Brilliant Basics Holdings Limited
  Brilliant Basics Limited
  Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
  Infosys Consulting Pte Ltd.
  Infosys Middle East FZ LLC
  Fluido Oy
  Fluido Sweden AB (Extero)
  Fluido Norway A/S
  Fluido Denmark A/S
  Fluido Slovakia s.r.o
  Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
  Infosys Compaz PTE. Ltd
  Infosys South Africa (Pty) Ltd
  WongDoody Holding Company Inc.
  WDW Communications, Inc.
  WongDoody, Inc
  HIPUS (Acquired on April 01, 2019)
  Stater N.V. (Acquired on May 23, 2019)
  Stater Nederland B.V. (acquired on May 23, 2019)
  Stater Duitsland B.V. (acquired on May 23, 2019) (merged with Stater N.V effective December 23, 2020)
  Stater XXL B.V. (acquired on May 23, 2019)
  HypoCasso B.V. (acquired on May 23, 2019)
  Stater Participations B.V. (acquired on May 23, 2019)
  Stater Deutschland Verwaltungs-GmbH (acquired on May 23, 2019) (merged with Stater Duitsland effective December 18, 2020)
  Stater Deutschland GmbH & Co. KG (acquired on May 23, 2019) (merged with Stater Duitsland effective December 18, 2020)
  Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
  Outbox systems Inc. dba Simplus (US) (acquired on March 13, 2020)
  Simplus North America Inc. (acquired on March 13, 2020)
  Simplus ANZ Pty Ltd. (acquired on March 13, 2020)
  Simplus Australia Pty Ltd (acquired on March 13, 2020)
  Sqware Peg Digital Pty Ltd (acquired on March 13, 2020)
  Simplus Philippines, Inc. (acquired on March 13, 2020)
  Simplus Europe, Ltd. (acquired on March 13, 2020)
  Infosys Fluido U.K., Ltd. (formerly Simplus U.K, Ltd)(acquired on March 13, 2020)
  Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd) (acquired on March 13, 2020)
  Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
  Infosys BPM UK Limited (incorporated effective December 09, 2020)
  Blue Acorn LLC (acquired on October 27, 2020)
  Beringer Commerce Inc (acquired on October 27, 2020)
  Beringer Capital Digital Group Inc (acquired on October 27, 2020)
  Mediotype LLC (acquired on October 27, 2020)
  Beringer Commerce Holdings LLC (acquired on October 27, 2020)
  SureSource LLC (acquired on October 27, 2020)
  Simply Commerce LLC (acquired on October 27, 2020)
  iCiDIGITAL LLC (acquired on October 27, 2020)
  Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
  Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
  GuideVision s.r.o (acquired on October 01, 2020)
  GuideVision Deutschland GmbH (acquired on October 01, 2020)
  GuideVision Suomi Oy (acquired on October 01, 2020)
  GuideVision Magyarorszag Kft (acquired on October 01, 2020)
  GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
  GuideVision UK Ltd (acquired on October 01, 2020)
  Infosys Turkey Bilgi Teknolojikeri Sirketi (incorporated effective December 30, 2020)
  Infosys Germany Holding Gmbh (Incorporated on March 23, 2021)
  Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm (Formed on March 28, 2021).
  Infosys Employees Welfare Trust
  Infosys Employee Benefits Trust
  Infosys Science Foundation
  Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON AUDIT OF THE STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and year ended March 31, 2021 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and

b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and year then ended March 31, 2021.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2021 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim condensed standalone financial statements for the three months and year ended March 31, 2021. This responsibility includes preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2021 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACQ4968

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	26,311	25,927	23,267	100,472	90,791
Other income, net	545	611	614	2,201	2,803
Total Income	26,856	26,538	23,881	102,673	93,594
Expenses
Employee benefit expenses	14,440	14,097	12,916	55,541	50,887
Cost of technical sub-contractors	1,985	1,839	1,704	7,084	6,714
Travel expenses	161	126	667	554	2,710
Cost of software packages and others	1,072	1,150	755	4,223	2,703
Communication expenses	146	163	139	634	528
Consultancy and professional charges	395	319	339	1,261	1,326
Depreciation and amortisation expenses	831	826	749	3,267	2,893
Finance cost	50	49	45	195	170
Other expenses	841	818	1,071	3,286	3,656
Total expenses	19,921	19,387	18,385	76,045	71,587
Profit before tax	6,935	7,151	5,496	26,628	22,007
Tax expense:
Current tax	1,662	1,927	1,335	6,672	5,775
Deferred tax	195	9	(174)	533	(407)
Profit for the period	5,078	5,215	4,335	19,423	16,639

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(146)	126	(21)	134	(180)
Equity instruments through other comprehensive income, net	9	116	(2)	119	(33)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(22)	–	25	(36)
Exchange differences on translation of foreign operations	(266)	211	237	130	378
Fair value changes on investments, net	(137)	26	15	(102)	22
Total other comprehensive income/(loss), net of tax	(514)	457	229	306	151

Total comprehensive income for the period	4,564	5,672	4,564	19,729	16,790

Profit attributable to:
Owners of the company	5,076	5,197	4,321	19,351	16,594
Non-controlling interest	2	18	14	72	45
	5,078	5,215	4,335	19,423	16,639

Total comprehensive income attributable to:
Owners of the company	4,570	5,647	4,545	19,651	16,732
Non-controlling interest	(6)	25	19	78	58
	4,564	5,672	4,564	19,729	16,790

Paid up share capital (par value 5/- each, fully paid)	2,124	2,123	2,122	2,124	2,122
Other equity *#	74,227	63,328	63,328	74,227	63,328

Earnings per equity share (par value 5/- each)**
Basic ()	11.96	12.25	10.19	45.61	38.97
Diluted ()	11.94	12.23	10.18	45.52	38.91

*	Balances for the quarter ended December 31, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2021, quarter ended December 31, 2020 and quarter ended March 31, 2020.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2021 have been taken on record by the Board of Directors at its meeting held on April 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting .

c)	Board appointment

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Chitra Nayak as an additional and Independent Director (DIN: 09101763) of the Company effective March 25, 2021 for a period of 3 years, subject to the approval of the shareholders.

d)	Constitution of Environmental Social and Governance (ESG) Committee

The Board approved the constitution of ESG Committee with effect from April 14, 2021. The members of the ESG Committee shall comprise of Kiran Mazumdar Shaw as the Chairperson, Chitra Nayak and Uri Levine as members of the Committee.

e)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

f) Update on employee stock grants

i)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 13 crore for the financial year 2022 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

ii)	The Board, on April 14, 2021, based on the recommendation of the Nomination and Remuneration Committee, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

iii)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 0.75 crore for the financial year 2022 under the 2015 plan to a Key Managerial Personnel(KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

g)	Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

h)	Update on the Code on Social Security, 2020 (‘Code’)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

i)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020, the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently on March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2. Information on dividends for the quarter and year ended March 31, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021. The dividend will be paid on June 25, 2021. The record date for the purpose of the payment of final dividend is June 1, 2021. For the financial year ended 2020, the Company declared a final dividend of 9.50/- per equity share.

An interim dividend of 12/- (par value of 5/- each) per equity share was declared on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	12.00	8.00
Final dividend	15.00	–	9.50	15.00	9.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2021	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	12,560	12,435
Right of use assets	4,794	4,168
Capital work-in-progress	922	954
Goodwill	6,079	5,286
Other Intangible assets	2,072	1,900
Financial assets
Investments	11,863	4,137
Loans	32	21
Other financial assets	1,141	737
Deferred tax assets (net)	1,098	1,744
Income tax assets (net)	5,811	5,384
Other non-current assets	1,281	1,426
Total non-current assets	47,653	38,192

Current assets
Financial assets
Investments	2,342	4,655
Trade receivables	19,294	18,487
Cash and cash equivalents	24,714	18,649
Loans	159	239
Other financial assets	6,410	5,457
Income tax assets (net)	–-	7
Other current assets	7,814	7,082
Total current assets	60,733	54,576
Total Assets	108,386	92,768

EQUITY AND LIABILITIES
Equity
Equity share capital	2,124	2,122
Other equity	74,227	63,328
Total equity attributable to equity holders of the Company	76,351	65,450
Non-controlling interests	431	394
Total equity	76,782	65,844

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,587	4,014
Other financial liabilities	1,514	807
Deferred tax liabilities (net)	875	968
Other non-current liabilities	763	279
Total non-current liabilities	7,739	6,068

Current liabilities
Financial liabilities
Trade payables	2,645	2,852
Lease liabilities	738	619
Other financial liabilities	11,390	10,481
Other Current Liabilities	6,233	4,842
Provisions	713	572
Income tax liabilities (net)	2,146	1,490
Total current liabilities	23,865	20,856
Total equity and liabilities	108,386	92,768

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2021 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2021	2020
Cash flow from operating activities
Profit for the period	19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	7,205	5,368
Depreciation and amortization	3,267	2,893
Interest and dividend income	(1,615)	(1,613)
Finance cost	195	170
Impairment loss recognized / (reversed) under expected credit loss model	190	161
Exchange differences on translation of assets and liabilities, net	(62)	184
Stock compensation expense	333	249
Other adjustments	(91)	(131)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,835)	(3,861)
Loans, other financial assets and other assets	(534)	76
Trade payables	(245)	(373)
Other financial liabilities, other liabilities and provisions	3,382	1,791
Cash generated from operations	29,613	21,553
Income taxes paid	(6,389)	(4,550)
Net cash generated by operating activities	23,224	17,003
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,107)	(3,307)
Deposits placed with corporation	(207)	(108)
Interest and dividend received	1,418	1,929
Payment towards acquisition of business, net of cash acquired	(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business	(158)	(6)
Redemption of escrow pertaining to Buyback	–	257
Other receipts	49	46
Other payments	(45)	–
Payments to acquire Investments
Preference, equity securities and others	–	(41)
Tax free bonds and government bonds	(318)	(19)
Liquid mutual funds and fixed maturity plan securities	(35,196)	(34,839)
Non convertible debentures	(3,689)	(993)
Certificates of deposit	–	(1,114)
Government securities	(7,510)	(1,561)
Others	(25)	(29)
Proceeds on sale of Investments
Tax free bonds and government bonds	–	87
Non-convertible debentures	1,251	1,888
Government securities	2,704	1,674
Commercial paper	–	500
Certificates of deposit	1,149	2,545
Liquid mutual funds and fixed maturity plan securities	36,353	34,685
Preference and equity securities	73	27
Others	23	–
Net cash (used in) / from investing activities	(7,456)	(239)
Cash flows from financing activities:
Payment of lease liabilities	(698)	(571)
Payment of dividends (including dividend distribution tax)	(9,117)	(9,515)
Payment of dividend to non-controlling interest of subsidiary	(20)	(33)
Shares issued on exercise of employee stock options	15	6
Payment towards purchase of non controlling interest	(49)	–
Other receipts	83	–
Buyback of equity shares including transaction cost	–	(7,478)
Net cash used in financing activities	(9,786)	(17,591)
Net increase / (decrease) in cash and cash equivalents	5,982	(827)
Cash and cash equivalents at the beginning of the period	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents	83	(92)
Cash and cash equivalents at the end of the period	24,714	18,649
Supplementary information:
Restricted cash balance	504	396

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2021 and March 31, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Revenue by business segment
Financial Services (1)	8,677	8,578	7,282	32,583	28,625
Retail (2)	3,902	3,801	3,622	14,745	14,035
Communication (3)	3,156	3,215	3,017	12,628	11,984
Energy, Utilities, Resources and Services	3,233	3,251	2,992	12,539	11,736
Manufacturing	2,533	2,416	2,363	9,447	9,131
Hi-Tech	2,124	2,130	1,831	8,560	6,972
Life Sciences (4)	1,796	1,827	1,484	6,870	5,837
All other segments (5)	890	709	676	3,100	2,471
Total	26,311	25,927	23,267	100,472	90,791
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	26,311	25,927	23,267	100,472	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,239	2,346	1,863	8,946	7,306
Retail (2)	1,385	1,384	1,058	5,117	4,212
Communication (3)	709	803	560	2,795	2,424
Energy, Utilities , Resources and Services	932	943	856	3,552	3,216
Manufacturing	707	696	557	2,563	2,059
Hi-Tech	558	629	431	2,454	1,604
Life Sciences (4)	547	568	344	2,156	1,431
All other segments (5)	194	46	37	306	64
Total	7,271	7,415	5,706	27,889	22,316
Less: Other Unallocable expenditure	831	826	779	3,267	2,942
Add: Unallocable other income	545	611	614	2,201	2,803
Less: Finance cost	50	49	45	195	170
Profit before tax and non-controlling interests	6,935	7,151	5,496	26,628	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Revenue from operations	22,497	22,043	20,187	85,912	79,047
Profit before tax	6,040	6,894	5,128	24,477	20,477
Profit for the period	4,459	5,083	4,069	18,048	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 14, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
	Audited	Audited	Audited	Audited	Audited
Revenues	3,613	3,516	3,197	13,561	12,780
Cost of sales	2,357	2,275	2,133	8,828	8,552
Gross profit	1,256	1,241	1,064	4,733	4,228
Operating expenses	372	348	390	1,408	1,504
Operating profit	884	893	674	3,325	2,724
Other income, net	75	83	84	297	395
Finance cost	7	6	6	26	24
Profit before income taxes	952	970	752	3,596	3,095
Income tax expense	255	263	160	973	757
Net profit	697	707	592	2,623	2,338
Earnings per equity share *
Basic	0.16	0.17	0.14	0.62	0.55
Diluted	0.16	0.17	0.14	0.61	0.55
Total assets	14,825	13,869	12,260	14,825	12,260
Cash and cash equivalents and current investments	3,700	3,476	3,080	3,700	3,080

*	EPS is not annualized for the quarter ended March 31, 2021, quarter ended December 31, 2020 and quarter ended March 31, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	22,497	22,043	20,187	85,912	79,047
Other income, net	504	903	585	2,467	2,700
Total income	23,001	22,946	20,772	88,379	81,747
Expenses
Employee benefit expenses	11,532	11,371	10,666	45,179	42,434
Cost of technical sub-contractors	2,792	2,516	2,168	9,528	8,447
Travel expenses	144	113	564	484	2,241
Cost of software packages and others	550	479	457	2,058	1,656
Communication expenses	106	123	100	464	381
Consultancy and professional charges	338	243	284	999	1,066
Depreciation and amortisation expense	578	589	548	2,321	2,144
Finance cost	33	32	31	126	114
Other expenses (refer to note 1 (g))	888	586	826	2,743	2,787
Total expenses	16,961	16,052	15,644	63,902	61,270
Profit before tax	6,040	6,894	5,128	24,477	20,477
Tax expense:
Current tax	1,512	1,750	1,194	6,013	5,235
Deferred tax	69	61	(135)	416	(301)
Profit for the period	4,459	5,083	4,069	18,048	15,543
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(144)	130	(25)	148	(184)
Equity instruments through other comprehensive income, net	8	117	(3)	120	(31)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(22)	–	25	(36)
Fair value changes on investments, net	(133)	28	13	(102)	17

Total other comprehensive income/ (loss), net of tax	(243)	253	(15)	191	(234)

Total comprehensive income for the period	4,216	5,336	4,054	18,239	15,309

Paid-up share capital (par value 5/- each fully paid)	2,130	2,129	2,129	2,130	2,129
Other Equity*	69,401	60,105	60,105	69,401	60,105
Earnings per equity share ( par value 5 /- each)**
Basic ()	10.47	11.93	9.55	42.37	36.34
Diluted ()	10.46	11.93	9.55	42.33	36.32

*	Balances for the quarter ended December 31, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2021, quarter ended December 31, 2020 and quarter ended March 31, 2020.

1. Notes pertaining to the current quarter

a)	The audited interim standalone financial statements for the quarter and year ended March 31, 2021 have been taken on record by the Board of Directors at its meeting held on April 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim standalone financial statements. These interim standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting .

c)	Board appointment

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Chitra Nayak as an additional and Independent Director (DIN: 09101763) of the Company effective March 25, 2021 for a period of 3 years, subject to the approval of the shareholders.

d)	Constitution of Environmental Social and Governance (ESG) Committee

The Board approved the constitution of ESG Committee with effect from April 14, 2021. The members of the ESG Committee shall comprise of Kiran Mazumdar Shaw as the Chairperson, Chitra Nayak and Uri Levine as members of the Committee.

e)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim standalone financial statements.

f)	Update on employee stock grants

i)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 13 crore for the financial year 2022 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

ii)	The Board, on April 14, 2021, based on the recommendation of the Nomination and Remuneration Committee, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

iii)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 0.75 crore for the financial year 2022 under the 2015 plan to a Key Managerial Personnel(KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

g)	Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The carrying amount of the capital asset amounting to 283 crore has been impaired and included as CSR expense in the standalone financial statements because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary

h)	Update on the Code on Social Security, 2020 (‘Code’)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

i)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020 the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and the resultant impact of 176 crore on account of business transfer was recorded in "Business transfer adjustment reserve" in the standalone financial statements. Subsequently on March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2. Information on dividends for the quarter and year ended March 31, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021. The dividend will be paid on June 25, 2021. The record date for the purpose of the payment of final dividend is June 1, 2021. For the financial year ended 2020, the Company declared a final dividend of 9.50/- per equity share.

An interim dividend of 12/- (par value of 5/- each) per equity share was declared on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	12.00	8.00
Final dividend	15.00	–	9.50	15.00	9.50

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	10,930	11,092
Right of use assets	3,435	2,805
Capital work-in-progress	906	945
Goodwill	167	29
Other Intangible assets	67	48
Financial assets
Investments	22,118	13,916
Loans	30	298
Other financial assets	613	613
Deferred tax assets (net)	955	1,429
Income tax assets (net)	5,287	4,773
Other non-current assets	1,149	1,273
Total non-current assets	45,657	37,221
Current assets
Financial assets
Investments	2,037	4,006
Trade receivables	16,394	15,459
Cash and cash equivalents	17,612	13,562
Loans	229	307
Other financial assets	5,226	4,398
Other current assets	6,784	6,088
Total current assets	48,282	43,820
Total assets	93,939	81,041
EQUITY AND LIABILITIES
Equity
Equity share capital	2,130	2,129
Other equity	69,401	60,105
Total equity	71,531	62,234

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,367	2,775
Other financial liabilities	259	49
Deferred tax liabilities (net)	511	556
Other non-current liabilities	649	207
Total non - current liabilities	4,786	3,587

Current liabilities
Financial liabilities
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,562	1,529
Lease liabilities	487	390
Other financial liabilities	8,359	7,936
Other current liabilities	4,816	3,557
Provisions	661	506
Income tax liabilities (net)	1,737	1,302
Total current liabilities	17,622	15,220
Total equity and liabilities	93,939	81,041

The disclosure is an extract of the audited Balance Sheet as at March 31, 2021 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2021	2020
Cash flow from operating activities:
Profit for the period	18,048	15,543
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,604	2,144
Income tax expense	6,429	4,934
Impairment loss recognized / (reversed) under expected credit loss model	152	127
Finance cost	126	114
Interest and dividend income	(1,795)	(1,502)
Stock compensation expense	297	226
Other adjustments	(47)	(248)
Exchange differences on translation of assets and liabilities, net	(32)	17
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,414)	(3,621)
Loans, other financial assets and other assets	(684)	319
Trade payables	(5)	(75)
Other financial liabilities, other liabilities and provisions	2,284	1,475
Cash generated from operations	25,963	19,453
Income taxes paid	(6,061)	(3,881)
Net cash generated by operating activities	19,902	15,572
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,720)	(3,063)
Deposits placed with corporations	(183)	(112)
Loans to employees	–	(2)
Loan given to subsidiaries	(76)	(1,210)
Loan repaid by subsidiaries	328	444
Proceeds from redemption of debentures	623	286
Investment in subsidiaries	(1,530)	(1,338)
Payment towards business transfer	(237)	–
Proceeds from liquidation of a subsidiary	173	–
Payment of contingent consideration pertaining to acquisition	(125)	(6)
Redemption of escrow pertaining to buyback	–	257
Other receipts	49	46
Payments to acquire investments
Preference, equity securities and others	–	(41)
Liquid mutual fund units and fixed maturity plan securities	(31,814)	(30,500)
Tax free bonds and Government bonds	(318)	(11)
Certificates of deposit	–	(876)
Non Convertible debentures	(3,398)	(733)
Government Securities	(7,346)	(1,561)
Others	(13)	(2)
Proceeds on sale of investments
Preference and equity securities	73	–
Liquid mutual fund units and fixed maturity plan securities	32,996	30,332
Tax free bonds and Government bonds	–	12
Non-convertible debentures	944	1,788
Certificates of deposit	900	2,175
Commercial paper	–	500
Government Securities	2,704	1,673
Others	–	9
Interest received	1,340	1,817
Dividend received from subsidiary	321	–
Net cash (used in) / from investing activities	(6,309)	(116)
Cash flow from financing activities:
Payment of lease liabilities	(420)	(364)
Buyback of equity shares including transaction cost	–	(7,478)
Payment of dividends (including dividend distribution tax)	(9,155)	(9,551)
Shares issued on exercise of employee stock options	9	2
Net cash used in financing activities	(9,566)	(17,391)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	23	(54)
Net increase / (decrease) in cash and cash equivalents	4,027	(1,935)
Cash and cash equivalents at the beginning of the period	13,562	15,551
Cash and cash equivalents at the end of the period	17,612	13,562
Supplementary information:
Restricted cash balance	154	101

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2021 and March 31, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021.

By order of the Board for Infosys Limited

Bengaluru, India April 14, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2021	2021	2020
Revenue from operations	26,311	100,472	23,267
Profit before tax	6,935	26,628	5,496
Profit for the period	5,078	19,423	4,335
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,564	19,729	4,564

Profit attributable to:
Owners of the company	5,076	19,351	4,321
Non-controlling interest	2	72	14
	5,078	19,423	4,335

Total comprehensive income attributable to:
Owners of the company	4,570	19,651	4,545
Non-controlling interest	(6)	78	19
	4,564	19,729	4,564

Paid-up share capital (par value 5/- each fully paid)	2,124	2,124	2,122
Other equity #	74,227	74,227	63,328
Earnings per share (par value 5/- each)*
Basic ()	11.96	45.61	10.19
Diluted ()	11.94	45.52	10.18

* EPS is not annualized for the quarter ended March 31, 2021 and quarter ended March 31, 2020

# Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2021 have been taken on record by the Board of Directors at its meeting held on April 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting .

c)	Board appointment

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Chitra Nayak as an additional and Independent Director (DIN: 09101763) of the Company effective March 25, 2021 for a period of 3 years, subject to the approval of the shareholders.

d)	Constitution of Environmental Social and Governance (ESG) Committee

The Board approved the constitution of ESG Committee with effect from April 14, 2021. The members of the ESG Committee shall comprise of Kiran Mazumdar Shaw as the Chairperson, Chitra Nayak and Uri Levine as members of the Committee.

e)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

f) Update on employee stock grants

i)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 13 crore for the financial year 2022 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

ii)

The Board, on April 14, 2021, based on the recommendation of the Nomination and Remuneration Committee, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

iii)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to 0.75 crore for the financial year 2022 under the 2015 plan to a Key Managerial Personnel(KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

g)	Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

h)	Update on the Code on Social Security, 2020 (‘Code’)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

i)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020, the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently on March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2. Information on dividends for the quarter and year ended March 31, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021. The dividend will be paid on June 25, 2021. The record date for the purpose of the payment of final dividend is June 1, 2021. For the financial year ended 2020, the Company declared a final dividend of 9.50/- per equity share.

An interim dividend of 12/- (par value of 5/- each) per equity share was declared on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2021	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–
Final dividend	15.00	15.00	9.50

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2021	2021	2020
Revenue from operations	22,497	85,912	20,187
Profit before tax	6,040	24,477	5,128
Profit for the period	4,459	18,048	4,069

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India April 14, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.